Merrill Lynch International

Form SBSE-A

Supplemental Filing Attachment:

Response to Schedule B, Section II

November 1, 2021

Merrill Lynch International - Response to Question 14 of Form SBSE-A with respect to Control Persons

ML UK Capital Holdings Limited
2 King Edward Street
London, UK, EC1A 1HQ

BofAML EMEA Holdings 2 Limited
IFC1, The Esplanade
St. Helier
Jersey, JE2 3BX

BofAML Jersey Holdings Limited
IFC1, The Esplanade
St. Helier
Jersey, JE2 3BX

NB Holdings Corporation
100 North Tryon Street
Charlotte, NC 28255

Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255